K&L Gates llp 1601 K Street NW Washington, DC 20006-1600 T 202.778.9000 www.klgates.com
May 1, 2009
VIA EDGAR
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	American Beacon Funds
File Nos. 33-11387 and 811-4984
Post Effective Amendment 75
Dear Sir or Madam:
     Pursuant to Section 8(c) of the Securities Act of 1933, as amended (the “Securities Act”), and pursuant to the Investment Company Act of 1940, as amended (the “Investment Company Act”), and the regulations thereunder, transmitted herewith on behalf of the American Beacon Funds (the “Trust”) is Post-Effective Amendment No. 75 to the Trust’s Registration Statement on Form N-1A (the “Amendment”). This transmission contains a conformed signature page, the manually signed original of which is maintained at the offices of the Trust.
     The primary purposes of this filing are to: (1) address comments received from the Staff of the Securities and Exchange Commission regarding the Trust’s prospectus and Statement of Additional Information (“SAI”) filed in the Trust’s Post Effective Amendment No. 74 on February 27, 2009; and (2) make other non-material changes to the Fund’s prospectus and SAI.
     If you have any questions or comments concerning the foregoing, please do not hesitate to contact me at (202) 778-9187.

Sincerely,
/s/ Francine J. Rosenberger

Francine J. Rosenberger

cc:	Rosemary Behan
American Beacon Advisors, Inc.